Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Station Casinos LLC and subsidiaries for the registration of $625 million Senior Notes due 2018 and to the incorporation by reference therein of our report dated March 30, 2012, with respect to the consolidated financial statements of Station Casinos LLC and subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Las Vegas, Nevada
August 1, 2012